RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 8, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No : 82-35009


10015501

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated April 8, 2010 forwarding a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2009 and ended on March 31, 2010.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 601

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited,** Registrar and Transfer Agents of **Reliance Natural Resources Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from 1st October 2009 to 31st March 2010, the Company dispatched all **7049** share certificates lodged for transfer within one month from the date of lodgment thereof.

In case of **52** share certificates received for consolidation, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).



S. N. ANANTHASUBRAMANIAN & CO.
CP No. 1774
THANE
COMPANY SECRETARIES

S. N. ANANTHASUBRAMANIAN

C. P. Number 1774

Date: 7th April 2010

Place: Thane

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 8, 2010

The General Manager, Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

Dear Sir

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2009 and ended on March 31, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 8, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sir

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by S N Ananthasubramanian & Co., Company Secretaries for the period commencing October 1, 2009 and ended on March 31, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above